

Mail Stop: 3628

April 29, 2016

Via E-mail
Clifford S. Feibus
Senior Vice President and Controller
Select Asset Inc.
1271 Avenue of the Americas
New York, New York 10020

Re: **Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-
Backed Series 2006-1 Trust
Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-
Backed Series 2007-1 Trust
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File Nos. 001-33157, 001-33286**

Dear Mr. Feibus:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Ms. Claire Leonard